

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

September 21, 2006

Mr. Marc Hazout
Chief Executive Officer
Silver Dragon Resources, Inc.
1121 Steeles Avenue West, Suite 803
Toronto, Ontario, Canada M2R-3W7

> **Re:** **Silver Dragon Resources, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed April 10, 2006**
> **File No. 000-29657**

Dear Mr. Hazout:

We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis...

1.   We note in your description of business in Item 1., that you intend to make
        several significant payments in the future. For example, you intend to make
        payments to Sino Silver of $200,000 and 250,000 restricted common shares,
        payments to Linear Gold of $185,000 and 500,000 shares, and payments to Jaime
        Muigiro Pena for $699,000, among others. Please expand your discussion of
        liquidity and capital resources to explain your cash requirements, including those
        commitments that arose subsequent to December 31, 2005, and how you intend to
        finance them.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

2.   We note that your auditor SF Partnership expressed an opinion on your results of
        operations and comprehensive loss and cash flows for the period from inception
        through December 31, 2005, and that you also included your predecessor
        auditor's opinion on the period from inception to December 31, 2004. Please
        advise SF Partnership to revise its opinion to exclude opining on the inception-to-
        date period, and label the inception-to-date period as "unaudited".

Consolidated Statements of Stockholders' Deficit, page 5

3.   We note that you cancelled 3.5 million shares in 2005. Please disclose in your
        footnotes why you cancelled the shares.

Consolidated Statements of Cash Flows, page 7

4.   We note that you reflect an adjustment to net loss for the settlement of debt for
        $425,030; however, we do not see a charge for the settlement of debt on your
        consolidated statement of operations for 2005. Please clarify for us where the
        charge appears on your statement of operations and disclose the settlement of debt
        in your footnotes.

5.   Please remove the subtotal within your cash flows from operating activities that
        you included before "changes in non-cash working capital".

Notes to Consolidated Financial Statements, page 8

6.   We note in Item 11. of your Form 10-KSB that you have 8,000,000 options
        outstanding as of December 31, 2005. Please disclose a policy footnote
        describing how you account for the option issuances, and provide the disclosures
        set forth in paragraphs 45 to 48 of SFAS 123, as appropriate.

Note 1. The Company, page 8

7.   Please revise your financial statements to refer to yourself as an exploration stage
        company, instead of as a development stage company, as you are not in either the
        development or production stage. Refer to Industry Guide 7 for additional
        guidance.

Note 2. Going Concern and Development Stage Activities, page 8

8.   We note that your business plan indicates profitable operation in the coming year
        and that you have contracts with various providers of goods and services
        throughout the world that will provide you with cash flow to sustain operations.
        If these statements are true, then please expand your discussion and analysis in
        Item 6. to explain how you expect to be profitable and furnish the significant
        contracts as exhibits. Otherwise, please revise your disclosure accordingly to
        accurately reflect management's plans for dealing with its adverse conditions.

Note 3. Summary of Significant Accounting Policies, page 8

d) Mineral Rights, page 9

9.   We note that you capitalize all costs association with the exploration and
        development of mineral reserves. Since you have not completed a feasibility
        study to support the establishment of proven and probable reserves, it is
        inappropriate for you to capitalize exploration and development costs. Please
        revise your financial statements to expense any such costs and revise your policy
        footnote accordingly.

Note 4. Mineral Rights, page 15

10.   We note that you issued 250,000 restricted common shares to Sino Silver.
        However, we were unable to locate this issuance on your statement of changes in
        stockholders' deficit. Please clarify for us how you accounted for the issuance of
        restricted common stock, and revise your financial statements, as appropriate, to
        record the issuance.

Note 8. Statement of Cash Flows Supplemental Disclosures, page 18

11.   Please reconcile for us the 7,295,000 common shares issued in settlement of $1,150,000 in payables due for services performed on page 18 with the 7,595,000 shares issued for services on page 6.

Note 10. Commitments and Contingencies, page 19

12.   Please tell us how you accounted for the twelve-month agreement with Uptick Capital. In your response, please advise us of when you paid the fees and issued the restricted common shares and when you have recorded or intend to record the related expenses. Furthermore, please refer specifically to how you considered EITF 96-18 in determining the proper accounting treatment.

Certification, Exhibit 31

13.   Please conform the language in your certification to that found in Item 601(b)(31) of Regulation S-B. In this regard, remove the title from the first line and change "annual report" to simply "report" in paragraphs 2., 3., and 4.(a).

Form 10-QSB for the Quarter Ended June 30, 2006

14.   We note that you recorded $1,995,891 in management and directors' fees during the six months ended June 30, 2006, primarily because of bonuses expensed for the signing of a new employment contract and for the successful completion of the acquisition of mining properties. Please tell us the amount of the bonuses and how they were determined, and file the employment contract as an exhibit pursuant to Item 601(b)(1)(ii) of Regulation S-B.

15.   We note that you recorded $1,149,324 in advertising expense during the six months ended June 30, 2006. Please describe to us the advertising you purchased, and tell us how you considered SOP 93-7 in determining whether to expense or capitalize the advertising costs.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Mr. Marc Hazout
Silver Dragon Resources, Inc.
September 21, 2006
Page 6

       You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

                              Sincerely,

                              April Sifford
                              Branch Chief

cc: <u>via facsimile</u>
        Mr. Eugene Aceti
        (416) 250-1225